SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
03 REGISTRATIONS BRANCH

SECU[redacted]ION

12011939

SEC Mail Processing Section
FEB 27 2012
Washington, DC
123

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-37614

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL ASSET ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1029 FRIENDLY ROAD
(No. and Street)

OYSTER BAY, (City) N.Y. (State) 11771 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC STOLTZ (516) 222-9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, (Address) N.Y. (City) N.Y. (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL BARNARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL ASSET ADVISORS, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

x [signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

ERICA DANETIU
Notary Public - State of New York
No. 01DA6219681
Qualified in Suffolk County
My Commission Expires Mar. 29, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL ASSET ADVISORS, INC.

CONTENTS

DECEMBER 31, 2011

Accountant's Report	1
Statement of Financial Condition	2
Notes to Financial Statement	3

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

CAPITAL ASSET ADVISORS, INC.

I have audited the accompanying statement of financial condition of Capital Asset Advisors, Inc. as of December 31, 2011, and the related statements of income and expense, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital Asset Advisors, Inc. as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information list in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 20, 2012

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 49,643
Receivables from brokers and dealers:	
Commissions receivable	6,954
Other receivables	45,000
Prepaid expenses	1,988
Total assets	**$103,585**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Due to bank		$ 1,434
Accrued expenses		10,142
Total liabilities		**11,576**
STOCKHOLDER'S EQUITY:		
Common stock, no par value:		
authorized and outstanding 200 shares	$ 200	
Additional paid-in capital	64,300	
Retained earnings	27,509	
Total stockholder's equity		**92,009**
Total liabilities and stockholder's equity		**$103,585**

See notes to financial statements.

CAPITAL ASSET ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. **Summary of significant accounting policies:**
   Income Taxes:

   The corporation has elected to be taxed as an 'S' Corporation. The net income or loss of the Company is passed through to the shareholder, and tax is then incurred by individual shareholders.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **The following supplementary information is submitted**:
   Exemption from Rule 15c-3-3 is claimed under (K) (2) (ii):

   All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

3. **Net capital requirements:**

   As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain minimum net capital, as defined, of 6.2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

   Net capital as reported on page 7 of the audited Form X-17A-5 indicated net capital of $45,021, which was $40,021 in excess of its required net capital of $5,000. The Company's net capital ratio was .2571 to 1 at December 31, 2011.